FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of October 2007

Compugen Ltd.
(Translation of registrant’s name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On October 16, 2007 Compugen Ltd. (the “Registrant”) issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd. (Registrant) By: /s/ Ronit Lerner —————————————— Ronit Lerner Chief Financial Officer Date: October 23, 2007

For Immediate Release

Compugen Reports Third Quarter 2007 Financial Results

TEL AVIV, ISRAEL – October 23, 2007 – Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the third quarter ended September 30, 2007.

“We were pleased to announce during the past quarter the signing of a collaboration agreement with Teva Pharmaceutical Industries covering CGEN-54, a drug candidate for chronic inflammatory diseases, which we initially predicted in silico using our splice variant discovery engine and then validated experimentally,” stated Alex Kotzer, Compugen’s President and CEO. “In addition,” Mr. Kotzer continued, “during the quarter we received the first milestone payments from one of our existing immunoassay diagnostic agreements.”

Martin Gerstel, Compugen’s Chairman, added, “With respect to our cash status, we currently estimate that approximately $10 million, in addition to the $19 million we now have, would be sufficient to continue our progress through at least mid-2010, by which time we anticipate that the company will be in a very different strategic and financial position. Based on this and our expectation that continuing validation of our capabilities and product candidates will support a strengthening of our share price, any equity offering based on our current share price would likely be limited to that amount.”

Revenues for the third quarter of 2007 were $90,000 compared to no revenues for the third quarter of 2006. Revenues for the nine months ended September 30, 2007 were $90,000, compared to $205,000 for the same period in 2006.

The net loss from continuing operations for the most recent quarter was $2.7 million (including a non-cash expense of $619,000 related to stock based compensation) or $0.09 per share, compared with a net loss from continuing operations of $2.3 million (including a non-cash expense of $493,000 related to stock based compensation), or $0.08 per share, for the corresponding quarter of 2006. The net loss from continuing operations for the first nine months of 2007 was $8.3 million (including a non-cash expense of $1.9 million related to stock based compensation), or $0.29 per share, compared with a net loss from continuing operations of $8.4 million (including a non-cash expense of $1.5 million related to stock based compensation), or $0.30 per share, for the same period in 2006.

The net loss for the most recent quarter was $2.7 million (including a non-cash expense of $619,000 related to stock based compensation) or $0.09 per share, compared with a net loss of $2.5 million (including a non-cash expense of $551,000 related to stock based compensation), or $0.09 per share, for the corresponding quarter of 2006. The net loss for the first nine months of 2007 was $9.0 million (including a non-cash expense of $1.9 million related to stock based compensation), or $0.32 per share, compared with a net loss of $9.2 million (including a non-cash expense of $1.6 million related to stock based compensation), or $0.33 per share, for the same period in 2006.

Research and development expenses of $2.3 million for the most recent quarter, compared to $2.5 million for the third quarter of 2006, remain the Company’s largest expense. Research and development expenses for the first nine months of 2007 were $6.9 million compared to $7.8 million for the comparable period in 2006. These amounts are before the deduction of governmental and other grants, which totaled $379,000 for the third quarter ended September 30, 2007, compared with $820,000 for the corresponding quarter in 2006, and $969,000 for the first nine months of 2007, compared with $1.3 million for the comparable period in 2006.

As of September 30, 2007, Compugen had $19.1 million in cash, cash equivalents, short and long term deposits, and marketable securities, a decrease of $7.3 million for the first nine months of 2007, consistent with our previously announced outlook of total cash usage for the full year of $10 million.

Conference Call and Web Cast Information
Compugen will hold a conference call to discuss its third quarter results on October 23, 2007 at 10:00 am EDT. To access the conference call, please dial 1-888-281-1167 from the US or +972-3-918-0610 internationally. A replay of the conference call will also be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-782-4291 from the US or +972-3–925-5901 internationally. The replay will be available until 12 noon EDT on October 25, 2007. The call will also be available via live Web cast through Compugen’s Website, located at www.cgen.com.

About Compugen
Compugen’s mission is to be the world leader in the discovery and licensing of product candidates to the drug and diagnostic industry. The Company’s powerful discovery engines enable the predictive discovery of numerous potential therapeutics and diagnostic biomarkers. This capability results from the Company’s decade-long pioneering efforts in the deeper understanding of important biological phenomena at the molecular level through the incorporation of ideas and methods from mathematics, computer science and physics into biology, chemistry and medicine. To date, Compugen’s product discovery efforts and its initial discovery engines have focused mainly within the areas of cancer, immune-related and cardiovascular diseases. The Company’s primary commercialization pathway for its product candidates is to enter into milestone and revenue sharing out-licensing and joint development agreements with leading therapeutic and diagnostic companies. Compugen has established an agricultural biotechnology affiliate – Evogene, and a small-molecule drug discovery affiliate – Keddem Bioscience. For additional information, please visit Compugen’s corporate Website at www.cgen.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Company contact:
Ronit Lerner
Chief Financial Officer
Compugen Ltd.
Email: ronitl@cgen.com
Tel: +972-3-7658-560

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	90	-	90	205

Cost and Expenses

Cost of revenues	-	-	-	6

Research and development expenses	2,254	2,479	6,916	7,754

Less: governmental and other grants	(379)	(820)	(969)	(1,342)

Research and development expenses, net	1,875	1,659	5,947	6,412

Sales and marketing expenses	211	375	1,077	1,156

General and administrative expenses	901	508	2,077	1,548

Total operating expenses *	2,987	2,542	9,101	9,122

Operating loss	(2,897)	(2,542)	(9,011)	(8,917)

Financing income, net	196	112	699	390

Other income	18	83	32	89

Net loss from continuing operations	(2,683)	(2,348)	(8,280)	(8,438)

Loss from discontinued operations	(59)	(126)	(727)	(744)

Net loss	(2,742)	(2,474)	(9,007)	(9,182)

Basic and diluted net loss per ordinary share
from continuing operations	(0.09)	(0.08)	(0.29)	(0.30)

Basic and diluted loss per ordinary share from discontinued operations	* )	(0.01)	(0.03)	(0.03)

Basic and diluted net loss per ordinary share	(0.09)	(0.09)	(0.32)	(0.33)

Weighted average number of ordinary shares outstanding	28,298,348	27,967,564	28,246,883	27,936,141

* Includes stock based compensation

*) Represents an amount less than 1 cent

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	September 30, 2007	December 31, 2006
	Unaudited	Audited

ASSETS
Current assets
Cash, cash equivalents, short term deposits and
marketable securities	14,221	25,403
Cash held in favor of consortium partners	1,124	-
Trade receivables	-	10
Receivables and prepaid expenses	960	824
Assets related to discontinued operations	32	401
Total current assets	16,337	26,638

Long-term investments
Long term deposits and marketable securities	4,867	1,000
Investment in Evogene, net	605	-
Other assets	1,398	1,370
Property and equipment, net	1,425	1,848
Total assets	24,632	30,856

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	2,874	2,794
Deferred revenues	54	75
Liabilities related to discontinued operations	69	287
Total current liabilities	2,997	3,156

Long-term liabilities
Accrued severance pay	1,509	1,436
Other long-term liabilities	60	60
Excess of losses over investment in Evogene	-	466
Total long-term liabilities	1,569	1,962

Total shareholders' equity	20,066	25,738
Total liabilities and shareholders' equity	24,632	30,856